Exhibit 99.2

CONSENT OF MICHAEL L. MEYER

The undersigned hereby consents to his being named in the Registration Statement on Form S-11 of KBS Legacy Apartment Community REIT, Inc. and the related Prospectus and any and all amendments thereto as a person who is expected to become a director of KBS Legacy Apartment Community REIT, Inc. upon election by the board of directors to fill an existing vacancy.

Dated: December 2, 2009

By:	/s/ Michael L. Meyer

Michael L. Meyer